Exhibit 99.1

MINUTES of the 2023 annual general meeting of IBEX Limited, held via telephonic/video conference, on Tuesday 21 March 2023 at 4:00 pm Eastern Time (the “Meeting”).

Present:	Total shareholders representing 59.30% of the outstanding shares of the Company.

1.	Chairman

Mr. Mohammed Khaishgi was duly elected as Chairman of the Meeting (“Chairman”) and Ms. Christy O’Connor acted as secretary of the Meeting (“Secretary”).

The Chairman welcomed the members to the Meeting.

2.	Notice

The notice convening the Meeting was taken as read, and the Secretary reported that notice had been given to the members in accordance with the bye-laws of the Company (the “Bye-laws”) and that a quorum was present.

3.	Audited Financial Statements - 30 June 2022

The Secretary referred to the auditors’ report (“2022 Auditors’ Report”) and financial statements (“2022 Financial Statements”), for the financial year ending 30 June 2022, prepared in accordance with International Financial Reporting Standards, which had been approved by the Company’s board of directors (the “Board”) for presentation to the Meeting. The Secretary noted that copies of the 2022 Auditors’ Report and 2022 Financial Statements had been circulated to the Company’s members prior to the Meeting.

It was RESOLVED that the 2022 Auditors’ Report and 2022 Financial Statements for the financial year ending 30 June 2022 be received and adopted.

5.	Appointment of Auditor

It was RESOLVED that the firm of Deloitte & Touche LLP be appointed as auditors to the Company to hold office for the ensuing fiscal year.

It was FURTHER RESOLVED that the remuneration of the auditor be determined by the Board.

6.	Directors

It was acknowledged that pursuant to Bye-law 36.2, the Company received notice from The Resource Group International Limited of their appointment of the following five (5) individuals, to serve as Directors of the Company with effect from March 21, 2023:

Daniella Ballou-Aares
John Jones
Fiona Beck
Robert Dechant
Gerard Kleisterlee

It was RESOLVED that:

(a)	the maximum number of directors be set at eight (8);

(b)	the Board be authorised to fill the vacancies arising on the Board as and when it deems fit;

(c)
the Board be authorised to appoint Alternate Directors as and when it deems fit, or by written notice by a Director to the secretary of the Company at the Company’s registered office in accordance with the Bye-laws;

(d)	the following three (3) individuals be elected to serve as the Directors of the Company until the next annual general meeting or until their election is terminated in accordance with the Bye-laws:

Mohammed Khaishgi
Shuja Keen
John Leone; and

(e)	the Directors be remunerated in accordance with their respective Director Agreements between each Director and the Company.

7.	Confirmation of Acts

It was RESOLVED that any and all duly authorised actions taken by the Directors and officers for and on behalf of the Company to date be approved, ratified and confirmed.

8.	Close

The proceedings concluded.

/s/ Mohammed Khaishgi
Chairman